SECI 08029281 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC

SEC FILE NUMBER
8- 66402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AxcessNet, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Cranberry Hill, Ste 6
(No. and Street)

Lexington	MA	02421
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eyal Shavit (781) 674-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
(Name – *if individual, state last, first, middle name*)

306 Main Street, Suite 400	Worcester,	MA	01608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eyal Shavit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AxcessNet, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE A. KLAGES
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 5, 2012

Signature

Manager
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXCESSNET, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

AXCESSNET, LLC

TABLE OF CONTENTS

DECEMBER 31, 2007 AND 2006

Facing Page

Oath or Affirmation

	PAGE
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Operations and Changes in Members' Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5 - 7
Supplemental Schedule:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Members
AxcessNet, LLC
Lexington, Massachusetts

We have audited the accompanying statements of financial condition of AxcessNet, LLC (a limited liability company) as of December 31, 2007 and 2006, and the related statements of operations and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AxcessNet, LLC at December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 26, 2008

AXCESSNET, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2007	2006
Cash	$ 35,064	$ 43,211
Accounts receivable	250,000	-
Due from related party	-	75,000
Note receivable	28,167	26,167
Total assets	$ 313,231	$ 144,378

LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued liabilities	$ 56,868	$ 23,000
Due to related party	50,659	-
Total liabilities	107,527	23,000
Members' equity	205,704	121,378
Total liabilities and members' equity	$ 313,231	$ 144,378

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2007	2006
Revenues:		
Success fees	$ 772,250	$ 258,516
Management fees	-	75,000
Investment advisory fees	90,000	65,000
Other income	35,000	-
Interest income	2,000	1,666
Total revenues	899,250	400,182
Expenses:		
Administrative fees	534,000	220,000
Guaranteed payment to member	-	15,000
Payroll	163,688	144,000
Payroll taxes	10,275	8,367
Employee benefits	21,933	11,945
Professional fees	24,369	18,279
Consulting fees	55,000	12,000
Regulatory fees	1,595	1,600
Travel and selling	6,674	3,071
Office expenses	2,890	799
Miscellaneous	500	600
Total expenses	820,924	435,661
Net income (loss)	78,326	(35,479)
Members' equity - beginning	121,378	29,457
Members' contributions	226,000	285,400
Members' distributions	(220,000)	(158,000)
Members' equity - ending	$ 205,704	$ 121,378

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2007	2006
Operating activities:		
Net income (loss)	$ 78,326	$ (35,479)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Note receivable for services rendered	-	(25,000)
Interest income accrued on note receivable	(2,000)	(1,167)
Stock received for services rendered	(40,000)	(8,000)
Changes in assets and liabilities:		
Accounts receivable	(250,000)	-
Due from related party	75,000	(75,000)
Due to related party	50,659	-
Accounts payable and accrued liabilities	33,868	15,113
Net cash used in operating activities	(54,147)	(129,533)
Financing activities:		
Members' contributions	226,000	285,400
Members' distributions	(180,000)	(150,000)
Net cash provided by financing activities	46,000	135,400
Net increase (decrease) in cash	(8,147)	5,867
Cash - beginning	43,211	37,344
Cash - ending	$ 35,064	$ 43,211

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Noncash operating and financing activities:		
Client's stock received for services rendered	$ 40,000	$ 10,000
Client's stock assigned to consultant for services rendered	$ -	$ (2,000)
Client's stock distributed to member	$ (40,000)	$ (8,000)

The accompanying notes are an integral part of the financial statements

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:

AxcessNet, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA), and was formerly a member of the National Association of Securities Dealers (NASD) prior to its consolidation into FINRA.

The Company provides advisory services in connection with financial transactions to domestic and foreign companies, primarily Israeli companies in the information technology industry. The Company's services include private placements of securities, advisory services regarding mergers and acquisitions, and introductions to investment banks and other brokers and dealers to facilitate financing transactions.

Organization:

The Company is organized as a limited liability company (LLC). The terms of the LLC's operating agreement limit the members' liability for losses, debts and obligations to their equity contributions. The members may, under certain circumstances, be liable to the LLC to the extent of previous distributions made to them in the event that the LLC does not have sufficient assets to discharge its liabilities. The Company does not have a formal termination date, although there are events described in the operating agreement that would cause immediate dissolution.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:

At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Accounts Receivable and Revenue Recognition:

Success fees are recognized upon the successful completion of private placements of securities or other financing transactions. Investment advisory, management fee and interest income are recognized when earned.

Accounts receivable are recorded at cost less an allowance for doubtful accounts, if necessary. Management evaluates the collectibility of accounts receivable based on current credit conditions of its clients. There was no allowance for doubtful accounts necessary as of December 31, 2007.

Guaranteed Payments to Member(s):

Guaranteed payments to member(s) are designed to represent reasonable compensation for services rendered and are accounted for as an expense rather than a distribution from members' equity.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal and State Income Taxes:

The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their share of the Company's net earnings (losses) on their individual income tax returns. Therefore, no provision for income taxes is reflected in these statements.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications:

Certain amounts in the 2006 financial statements have been reclassified to conform to the 2007 presentation with no effect on previously reported net loss or members' equity.

(3) BUSINESS RELATIONSHIPS AND REVENUES

In general, the Company provides consulting and facilitation services to assist its clients in procuring relationships for business combinations/mergers and financing activities. The Company receives advisory fees for these services and success fees in the event a related business combination/merger or financing occurs. Business development and strategic consulting agreements define the terms under which these advisory and success fees may be earned.

In 2007, approximately 92% of revenues were earned under the terms of three of these agreements and, at December 31, 2007, the balance in accounts receivable was related to the earnings under one of the contracts. In 2006, approximately 78% of revenues were earned under two business development and strategic consulting agreements.

In 2006, the Company received a convertible note in the amount of $25,000 for advisory fees earned during the year. The note accrues interest at 8%, compounded annually, which is being added to the balance of the note. The balance of the note plus accrued interest may be converted into preferred stock of the client any time prior to the earlier of the maturity date of the note in February 2009 or a business combination. Interest income earned on the note was $2,000 in 2007 and $1,167 in 2006.

In 2007 and 2006, the Company received shares of a client's preferred stock at its fair value of $40,000 and $10,000, respectively, for services rendered. The stock received in 2007 was distributed to a member in lieu of cash distributions. In 2006, the Company assigned 80% of this stock to a member as a distribution and 20% to a consultant in payment of consulting fees.

(4) RELATED PARTY TRANSACTIONS

The related party is a corporation with common ownership and whose operations are similar to those of the Company. The Company has an administrative services agreement with the related party that provides the Company with office space, telecommunications, information technology, executive and other administrative services for fees of $40,000 per month beginning in July 2007 (previously $30,000 per month), adjusted for additional services and expenses. Administrative fees charged to expense in 2007 and 2006 totaled $534,000 and $220,000, respectively. Due to related party represents administrative fees payable as of December 31, 2007.

In 2006, revenues included $75,000 of management fees for services provided to this related party by the Company's key employee. At December 31, 2006, the balance in due from related party represents management fees receivable from this related entity.

(5) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", rule 15c3-1 of the Securities and Exchange Commission (SEC). The rule requires the Company to maintain "net capital" of at least $5,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

	2007	2006
Aggregate indebtedness	$ 107,527	$ 23,000
Net capital	$ 177,537	$ 20,211
Ratio of aggregate indebtedness to net capital	0.61 to 1	1.14 to 1

AXCESSNET, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net capital:	
Total members' equity	$ 205,704
Less - nonallowable assets:	
Note receivable	28,167
Net capital	$ 177,537
Aggregate indebtedness:	
Accounts payable, accrued liabilities and other	$ 107,527
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital at 1,000 percent	$ 166,784
Ratio: Aggregate indebtedness to net capital	0.61 to 1

See independent auditors' report

END